A

Albany International Corp.

216 Airport Drive

Rochester, NH 03867 USA

Tel. 518 445-2281

Fax: 518 677-1097

E-mail: john.cozzolino@albint.com

John Cozzolino

Chief Financial Officer & Treasurer

January 10, 2014

Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Albany International Corp.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 1, 2013

Definitive Proxy Statement on Schedule 14A

Filed April 2, 2013

SEC File No. 001-10026

Dear Ms. Ransom:

We are pleased to respond to your letter dated December 30, 2013 relating to the Company’s above filings. For ease of review, we have set forth below the numbered comments from your letter and our responses thereto.

With respect to those responses that involve proposed revisions to the manner in which the related items were addressed in the filings in which they appeared, we have included in our response an illustration of how the proposed revisions would have appeared in our Definitive Proxy Statement filed April 2, 2013 (“2013 Proxy Statement”). These proposed revisions will appear in any future filings in which the same (or similar) disclosure is repeated.

1.	Comment: We note that Mr. Cozzolino’s total direct compensation target increased 24.1% between 2011 and 2012, and the amount of such target paid as salary increased 17.7% between the same time. Similarly, we note that Mr. Halftermeyer’s total direct compensation target increased 10% during this time. Please revise to disclose the reasons for these increases in Mr. Cozzolino’s and Mr. Halftermeyer’s compensation.

Response: The noted increases to Mr. Cozzolino’s total direct compensation target and his base salary related directly to his promotion, in February 2011, to the position of Chief Financial Officer. At that time, he was awarded a raise in salary and an increase in his total direct compensation target. However, even though he had been performing as Acting Chief Financial Officer since September 2010, the Compensation Committee discounted the relevance of benchmarking data and determined to limit the size of those increases, due to his limited experience and the absence of a record of performance in his new role over a sustained period. For this reason, Mr. Cozzolino’s initial base salary as Chief Financial Officer was only about 77% of his predecessor’s base salary, and his total direct compensation target was only approximately 83% of that of his predecessor (equivalent to approximately the 25th percentile of the benchmark group). His predecessor’s base salary and total direct compensation targets had each been established with reliance on benchmarking data (see below).

When the Compensation Committee met in early 2012 to establish compensation for 2012, it concluded that Mr. Cozzolino’s performance, as judged over a greater body of work, justified giving greater consideration to the benchmarking data. At that time, the Committee resolved to establish Mr. Cozzolino’s base salary at approximately the 50th percentile of the peer benchmarking group, as identified by its compensation consultant. It further resolved to establish his total direct compensation target at slightly greater than the 50th percentile, resulting in the increases noted.

Similarly, the noted increase in Mr. Halftermeyer’s total direct compensation target was primarily due to a change in his position which resulted in an expansion of duties and responsibilities. Prior to August 2011, Mr. Halftermeyer served as President – Paper Machine Clothing. In August of 2011, he assumed additional responsibility for the Engineered Fabrics business unit, which until that time had been the responsibility of another Company officer who subsequently left the Company. By the end of 2011, the two businesses had been combined into a single business unit: Machine Clothing. In February 2012, the Company changed Mr. Halftermeyer’s title to “President – Machine Clothing,” acknowledging his new responsibility for the new, larger business unit. At the same time the Compensation Committee resolved to increase his total direct compensation target 10% to reflect the new responsibilities. The Committee, however, only increased his base salary 6%, so that the majority of the increased total direct compensation target would be allocated to incentive compensation, and would therefore be at risk and dependent upon performance.

We propose to include additional disclosure in future filings, as applicable, regarding the rationale for decisions of the type described above under the table appearing immediately under the heading “20XX NEO Compensation Opportunities”, which appeared on page 17 in the 2013 Proxy Statement. We have set forth below an illustration of the additional disclosure as it would have appeared in that filing:

“The significant increase in Mr. Cozzolino’s total direct compensation target related primarily to his promotion to the position of Chief Financial Officer. Although he was promoted in February 2011, and was awarded an increase in his salary and total direct compensation target at that time, the Committee decided to limit these initial increases to amounts less than the relevant benchmarking data might have suggested, until Mr. Cozzolino’s performance in his new role was established. When the Committee met in early 2012 to establish compensation targets for 2012, it concluded that Mr. Cozzolino’s performance during 2011 justified giving greater consideration to the benchmarking data, and determined that it would be appropriate to set his base salary and total direct compensation target at or near the 50th percentile of the peer group, resulting in the increases disclosed above.

The increase in Mr. Halftermeyer’s total direct compensation target was primarily due to his assuming additional responsibility for the Engineered Fabrics business unit during the second half of 2011. By the end of 2011, the paper machine clothing and engineered fabrics businesses had been combined into a single business unit: Machine Clothing. In February 2012, the Company changed Mr. Halftermeyer’s title to ‘President – Machine Clothing,’ acknowledging his new responsibility for the new, larger business unit. At the same time, the Committee increased his total direct compensation target and base salary, as reflected in the table above, in similar acknowledgment of his new duties.”

2.	Comment: You indicate that you use benchmarking data in setting various components of compensation, but it is unclear how you use such benchmarking data. Please advise. Please also identify the benchmark used in setting compensation.

Response: For many years, the Compensation Committee would benchmark executive compensation against a peer group of companies identified by its executive compensation consultant, as well as against a broader sample of compensation data culled from publicly available compensation surveys. For the last few years, though, the Committee has benchmarked executive compensation solely against the peer group of companies identified by its executive compensation consultant, Pearl Meyer and Partners (“PMP”). For 2012, that peer group of companies consisted of the 21 publicly-traded companies identified on page 18 of the Definitive Proxy Statement filed April 2, 2013. The companies in this comparator group are deemed by PMP to be similar to the Company with respect to the industries in which they are engaged as well as the industries they serve. They are also comparable in size, measured by, among other things, market capitalization, revenues and employees. The Company considers these companies as among those for which it competes for executive talent.

The Compensation Committee uses information about the compensation paid by these comparator companies to determine whether it pays its own executives competitively, both in terms of direct compensation as well as the mix of compensation among specific compensation elements. The Committee first reviews the total direct compensation target and base salary paid to similarly-situated executives at these comparator companies. It determines the mean and median compensation paid within the comparator group, and compares those against the amounts awarded to its own executives. The Committee then reviews the mix of the compensation paid to executives at the comparator companies, focusing on long-term and short-term compensation, fixed and variable components, and the ratio of earned compensation paid as equity or cash. It then uses this information to help determine whether the mix paid to its own executives should be adjusted. Ultimately, based on this portion of benchmarking data, the Company determines how much of an executive’s total direct compensation target should be allocated to base salary or incentive compensation, and how much should be paid, if earned, in cash or equity, and whether it be long-term or short-term incentive pay. For instance, the Committee could conclude that an individual executive’s total direct compensation target should be established consistent with the 50th percentile of the peer group data. From that determination, the allocation of the target total direct compensation to fixed or variable compensation, long-term or short-term, and cash or equity payouts falls into place according to the process described in greater detail in the Proxy Statement.

We propose to revise our future filings by revising the disclosure appearing immediately under the heading “Structuring the 20XX Compensation Program — Pay for Performance,” which appeared on page 16 of the 2013 Proxy Statement. We have set forth below an illustration of the additional disclosure as it would have appeared in that filing (added language is italicized):

“Structuring the 2012 compensation program for our NEOs began with the establishment of a total direct compensation target for each executive. This was done with reference to benchmarking data and after consideration of the executive’s past performance and his or her individual importance to the Company. The Committee considered the total direct compensation target and base salary paid to similarly-situated executives at companies included in its benchmarking group (see page 18). It also noted the mean and median compensation paid to executives in the benchmarking group, and compared those against the amounts awarded to its own executives in prior years. After considering all of the foregoing factors, the Committee determined to maintain the total direct compensation target for Dr. Morone at or near the 75th percentile of the peer group data, and to maintain the targets for the other NEOs at or between the 50th and 75th percentile of the peer group data. The total direct compensation targets established are not guaranteed, but paid only if earned by an NEO based on performance.

“Once total direct compensation targets were established, the Committee considered the components of the compensation program that would be utilized to pay the compensation, if earned, as well as the share of total direct compensation to be allocated to each component. In making this determination, the Committee reviewed the mix of the compensation paid to executives in the benchmarking group, focusing on long-term and short-term compensation, fixed and variable components, and the ratio of earned compensation paid as equity or cash.

“After such consideration, and taking into account the benchmarking data noted above, the Committee decided that the total direct compensation target opportunities for NEOs would be paid as base salary, and through short-term and long-term incentive compensation awards, with the latter two components being performance-based and at risk. To determine the share of the total direct compensation target that would be allocated to each component, the Committee determined the appropriate base salary to be paid to each executive. The Committee also determined that 35% of the total direct compensation target would be granted in the form of a long-term performance incentive award (the ‘Performance Award’). The remainder of the total direct compensation target would make up the target award opportunity in a short-term performance incentive award (the ‘APP Performance Award’). Payment of the target awards allocated between the short- and long-term incentives would be paid only if earned.

“After the total direct compensation target was allocated between components, the Committee then established the performance measurement metrics and goals for each NEO against which performance would be judged to determine how much of the incentive compensation, if any, was earned by an NEO. For 2012 the Committee adopted performance measurements and goals for both the short-term and long-term performance incentive awards that consisted primarily of financial metrics.

“Finally, the Committee determined the form in which each component should be paid, if earned. Base salary was established as cash compensation, but both the short- and long-term performance incentive awards would be paid in a combination of cash and equity.”

* * *

We confirm and acknowledge to you that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

John B. Cozzolino

Chief Financial Officer and Treasurer